December 22, 2017
Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 USA Attention: Cecilia Blye, Chief, Office of Global Security Risk

Re:    Data I/O Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 28, 2017
File No. 000-10394

Dear Sirs and Mesdames:

We received the Staff's letter to Data I/O Corporation (the Company") dated December 21, 2017.  As I discussed with Mr. Leslie, the Company is closed for the holidays from December 22, 2017 to January 2, 2018 and our Chief Executive Officer will be out until January 8, 2018.  As a result, we would like to request an extension of ten additional days until January 12, 2018 to respond to the Staff's letter.
If you should have any questions or concerns regarding the anticipated timing of our response, please do not hesitate to contact our counsel, Kimberley Anderson of Dorsey & Whitney LLP, at (206) 903-8803.

Yours truly,
Data I/O Corporation
/s/ Joel Hatlen
Joel Hatlen
Chief Financial Officer